

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

David T. Hung, M.D.
President and Chief Executive Officer
Medivation, Inc.
201 Spear Street, 3rd Floor
San Francisco, California 94105

  Re: **Medivation, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    Schedule 14A
    Filed April 30, 2010
    File No. 001-32836

Dear Dr. Hung:

  We have completed our review of your filings and have no further comments at this time.

        Sincerely,

        Joel Parker
        Accounting Branch Chief